Morgan, Lewis & Bockius

c/o Suites 1902-09, 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

May 19, 2023

Confidential

Mr. Frank Knapp

Ms. Jennifer Monick

Mr. Ruairi Regan

Ms. Maryse Mills-Apenteng

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Reitar Logtech Holdings Limited
Response to the Staff’s Comments on the Amendment No. 2 to Draft Registration Statement on Form F-1 Confidentially Submitted on April 24, 2023 CIK No. 0001951229

Dear Mr. Knapp, Ms. Monick, Mr. Regan and Ms. Mills-Apenteng:

On behalf of our client, Reitar Logtech Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 11, 2023 on the Company’s amendment No. 2 to the draft registration statement on Form F-1 confidentially submitted on April 24, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

Partners:
Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

*China-Appointed Attesting Officer
#Notary Public of Hong Kong

Suites 1902-09, 19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Risk Factors

 “We have identified certain areas of inadequacy in our internal control over financial reporting...”, page 28.

1.	We note your response to comment 3 and revised disclosure here and on page 74. Please explain to us your basis for re-categorizing the identified deficiencies in internal control over financial reporting from “material weaknesses” to “certain areas of inadequacy.”

In response to the Staff’s comment, the Company respectfully submits that (i) Mr. Ka Chai NG was appointed as the chief financial officer of the Company in December 2022 and he is qualified as a Certificate Public Accountant in Hong Kong and experienced in International Financial Reporting Standards (“IFRS”). During his time as an external auditor, Mr. Ng was responsible for various listed companies’ audit and he has served as chief financial officer for a public company; (ii) Mr. Chi Wai SIU, who is a Chartered Financial Analyst and a member of American Institute of Certified Public Accountants, and has served as an independent director of a company listed in the U.S. market, will be appointed as an independent director upon listing; (iii) Mr. Ho Tung Armen HO, who is qualified as a Certificate Public Accountant in Hong Kong and has adequate experience in reviewing financial statements and managing accounting functions in public companies, will be appointed as an independent director upon listing; (iv) Mr. NG, Mr. SIU and Mr. HO have adequate experience in managing the accounting functions in public companies who the Company believes are capable in overseeing its internal control over financial reporting; and (v) it has taken initiatives to address its inadequacy by providing its relevant finance staff with appropriate training regarding requirements of U.S. GAAP, which the Company believes can effectively reduce the risk of deficiencies in internal control over financial reporting. Therefore, the Company considered the identified deficiencies, although being inadequacies that should be disclosed as a risk factor in the Revised Draft Registration Statement, do not constitute any material weakness.

Reitar Logtech Holdings Limited

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies and Practices

Revenue Recognition, page F-35

2.	We note your revised disclosure in response to comment 5. Please revise further to explicitly state that you record the utility fees passed through you from tenants to lessors on a net basis with no related amounts reflected on your income statements.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-35 of the Revised Draft Registration Statement.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

Note 1 - Pro forma adjustments, page F-49

3.	We note your response to our comment 7 and your revisions to your filing. Specifically, you state that the carrying amounts of right-of-use assets and operating lease liabilities are approximate to their respective fair values because it is discounted using an appropriate interest rate. Please clarify how you determined such items are discounted using an appropriate interest rate. In this regard, please clarify how you determined that the interest rate is unchanged from when such items were initially recorded by Reitar Capital Partners Limited. Your response should address, but not be limited to, any changes in external interest rates.

In response to the Staff’s comment, the Company respectfully submits the following accounting analysis:

ASC 842-20-30-2 through 30-4 provides guidance with respect to the selection of a discount rate for purposes of calculating the present value of the lease liability. Because the rates implicit in most of the leases of Reitar Capital Partners Limited (“Reitar Capital”) are not readily determinable, Reitar Capital uses estimated incremental borrowing rate as the discount rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term as the lease payments. The incremental borrowing rate reflects the fixed rate at which Reitar Capital could borrow a similar amount in the same currency, for the same term, and with similar collateral as in the lease at the acquisition date, i.e., November 9, 2022.

The Company noticed that there was an increase in prime rate from 5% to 5.375% in Hong Kong from November 4, 2022. The Company has performed detailed analysis on whether the change of prime rate would affect the fair value of right-of-use assets and operating lease liabilities. The fair value of right-of-use assets and operating lease liabilities were HK$466,890,566 (US$59,609,392) and HKD466,883,614 (US$59,608,505), after considering the change of prime rate. There is decrease of 3,932,369 (US$502,058) and HK$3,939,321 (US$502,945) of the fair value of right-of-use assets and operating lease liabilities from HK$470,822,935 (US$60,111,450) under the original calculation. The net difference is HK$6,952 (US$887) and the Company believes that the difference is immaterial as it amounts to only 0.6% (HK$3,932,369/HK$654,131,846) of the total asset of the combined group and there is no material impact on the net asset value of Reitar Capital.

The Company performed an analysis on potential impact to goodwill if revising the discount rate. The net decrease of HK$6,952 (US$887) from change of discount rate of right-of-use assets and operating lease liabilities will eventually increase the goodwill amount by HK$6,952 (US$887), given that the purchase consideration is not changed. The Company believes that no goodwill should be arisen from the right-of-use assets and lease liabilities as the change of discount rate would not have actual economic benefits and cash flow effects to Capital Partner.

The Company also considered the change of economic environment in Hong Kong in determine the appropriate discount rate. Staring from the third quarter of 2022, the Hong Kong Government relaxed certain prevention measures of COVID-19. Such actions have positive effect to the rental value of properties in Hong Kong and affected the interest rate charged by the bank to borrowers.

Based on the above analysis, the Company believes that it is appropriate to use the original discount rate for the calculation of the fair value of right-of-use assets and operating lease liabilities at the acquisition date.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com or Mr. William Ho at +852.3551.8513 or via e-mail at william.ho@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Kin Chung Chan, Chairman and Chief Executive Officer, Reitar Logtech Holdings Limited

Ka Chai Ng, Chief Financial Officer, Reitar Logtech Holdings Limited

William Ho, Esq., Partner, Morgan, Lewis & Bockius

Ross David Carmel, Esq., Partner, Carmel, Milazzo & Feil LLP

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